PRESS RELEASE

NASDAQ: DECT
TSX: DTL

Dectron Announces Third Quarter 2007 Results

Montreal, December 14, 2006 – Dectron Internationale, Inc., a leader in the heating, ventilation and air conditioning, indoor air security and water generation markets, announced today its financial results for the third quarter ended October 31, 2006 (in USD).

Revenues for the nine months ended October 31, 2006 were $42.0 million, a $6.3 million (17.6%) increase over the prior year's revenues of $35.7 million. The growth is attributed to sales of Dectron dehumidification units for water parks and particularly stronger international sales which have more than doubled year over year.

Gross profit for the nine-month period increased by $2.7 million to $11.0 million from $8.3 million in the same period last year. As a percentage of revenues, gross profit increased to 26.2% from 23.2%. Throughout the year the Company realized certain productivity gains and cost cutting initiatives, however the gross profit margin was still adversely affected by higher base metal material costs and aggressive pricing strategies in certain HVAC markets and the continued appreciation of the Canadian dollar also adversely affected factory overhead expenses

Selling expenses increased by $1.1 million to $4.9 million in the nine months ended October 31, 2006 compared to $3.8 million for the period ended October 31, 2005. The increase is primarily due to higher commissions paid on the increased sales levels and increased shipping and freight costs. As a percentage of revenues, selling and marketing expenses increased to 11.6% from 10.7%.

General and administrative expenses increased by $669,000 (25.5%) to $3.3 million from $2.6 million for the period ended October 31, 2005. The increase is primarily a result of the loss of rental income following the disposal and sale of the Liberty Drive operations last year as well as higher insurance costs. As a percentage of revenues, general and administrative increased to 7.8% from 7.3%.

The majority of our selling, general and administrative expenses are incurred in Canadian dollars; accordingly the expenses as presented in U.S. dollars increased approximately 7.2% in conjunction with the appreciation of the Canadian dollar versus the U.S. dollar over the period. Consequently selling, general and administrative expenses increased by $592,000 as a result of the foreign exchange fluctuation.

Depreciation and amortization expenses increased to $1.2 million in the nine months ending October 31, 2006 compared to $975,000 in 2005 due to the amortization of deferred charges. Financing expenses increased $208,000 to $848,000 from $640,000 as a result of the new debt incurred.

There were no discontinued operations in the nine months period ending October 31, 2006. The losses, net of taxes, in the first nine months of 2005 were $748,000 (offset in part by disposal gains of $194,000) both resulting from the discontinued operations of Liberty Drive Property, Inc.

Net earnings in the nine months period ending October 31, 2006 was $552,000 (or $0.17 per share) compared to net losses of $387,000 (or $0.12 per share) in the corresponding period in 2005.

EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) is a non-GAAP measure used by many in the industry as a measurement of operational performance. For the nine-month period ended October 31, 2006 EBITDA increased 50.8% over the previous year to $2.8 million from $1.9 million.

More detailed information on the Company and its results are available through the TSX (www.sedar.com).

This release contains forward-looking statements, as described in the "safe harbor" provision of the Private Securities Litigation Reform Act of 1995. These statements involve a number of risks and uncertainties and actual results could differ materially from those projected. These forward-looking statements regarding future events and the future results of Dectron Internationale Inc. are based on current expectations, estimates, forecasts, and projections about the markets in which we operate and the beliefs and assumptions of our management. Words such as "expects," "anticipates," "targets," "goals," "projects," "intends," "plans," "believes," "seeks," "estimates," variations of such words, and similar expressions are intended to identify such forward-looking statements. In addition, any statements that refer to projections of our future financial performance, our anticipated growth and trends, and other characterizations of future events or circumstances, are forward-looking statements. Readers are cautioned that these forward-looking statements are only predictions and are subject to risks, uncertainties, and assumptions. Therefore, actual results may differ materially and adversely from those expressed in any forward-looking statements. Readers are referred to the cautionary statements and important factors discussed in Item 1A. Risk Factors of our Annual Report on Form 10-K for the year ended January 31, 2006 for further information. We undertake no obligation to revise or update publicly any forward-looking statements for any reason, except as required by law.

Dectron Internationale, Inc. is a global provider of custom and semi-custom IAQ (indoor air quality) and HVAC-R (heating, ventilation and air conditioning and refrigeration) products to the building systems, food processing, medical, petrochemical, and various industrial and commercial markets. Established in Montreal, the Company has 400 employees in its manufacturing facilities. Its shares are listed on the NASDAQ (DECT) and the TSX (DTL).

For further information, please contact:

Dectron Internationale Inc.	Renmark Financial Communications
Glenn La Rusic	Phone: (514) 939-3989
Chief Financial Officer	Fax: (514) 939-3717
Phone : (514) 336-3330	www.renmarkfinancial.com
investor@dectron.com
www.dectron.com	Investors:
Tina Cameron: tcameron@renmarkfinancial.com
Henri Perron: hperron@renmarkfinancial.com
Media:
Lynda Martineau: lmartineau@renmarkfinancial.com